UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 5, 2026 announcing results for the quarter ended March 31, 2026
●	First quarter 2026 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports First Quarter 2026 Financial Results

First Quarter Highlights

•	Strong increase in ferroalloys due to trade measures and increasing steel production in the U.S.
•	EU Trade Commissioner committed to helping the silicon metal industry
•	Actively pursuing a potential restart of cost-competitive Venezuelan operations
•	Expertise in critical materials unlocks new growth opportunities as the U.S. and EU policy pivots toward domestically anchored supply chains
•	Reporting first quarter adjusted EBITDA of $3.3 million
•	Ended the quarter with total cash of $96.4 million and net debt of $54.6 million
•	Paid quarterly dividend of $0.015 per share on March 30; Next dividend of $0.015 payable on June 29

LONDON, May 5, 2026 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the first quarter of 2026.

Financial Highlights

			%		%
($ in millions, except EPS)	Q1 2026	Q4 2025	Q/Q	Q1 2025	Y/Y

Sales	$347.7	$329.4	5.6%	$307.2	13.2%
Net (loss) attributable to the parent	$(7.1)	$(81.0)	91.3%	$(66.5)	89.4%
Adj. EBITDA	$3.3	$14.6	(77.1)%	$(26.8)	112.5%
Adjusted diluted EPS	$(0.07)	$(0.06)	(1.6)%	$(0.20)	66.8%
Operating cash flow	$(5.6)	$(4.3)	(29.9)%	$19.4	(128.7)%
Capital expenditures[1]	$10.9	$14.2	(23.7)%	$14.3	(24.1)%
Free cash flow[2]	$(16.4)	$(18.5)	11.3%	$5.1	(424.3)%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “We delivered a strong increase in first quarter ferroalloy shipment volumes in both the EU and the U.S, driven primarily by recently enacted trade measures. While volumes improved, pricing did not keep pace with higher costs, particularly in logistics and raw materials, resulting in margin compression. We view these cost pressures as temporary and expect pricing conditions to improve in the second half of the year.

“We see significant opportunities to diversify both our footprint and product mix, directly supporting our long-term strategic growth strategy. In Venezuela, we own four furnaces with more than 100,000 tons of incremental capacity, with the flexibility to produce across all our core product segments. Beyond this, we are actively evaluating which critical materials are most economically viable to produce, leveraging our established Western footprint and past production experience. The newly signed U.S. and EU strategic partnership on critical materials signals a structural shift, strengthening our position as markets increasingly prioritize secure, domestic supply chains for strategic materials,” concluded Dr. Levi.

Consolidated Sales

In the first quarter of 2026, Ferroglobe reported sales of $347.7 million, a 5.6% increase from the prior quarter and a 13.2% increase from the comparable prior-year period. This improvement was mainly driven by higher sales volumes of silicon-based alloys and manganese-based alloys, as well as a higher average selling price for manganese-based alloys, partially offset by lower volumes and average selling price for silicon metals. Silicon-based alloys prices remained stable during the quarter. Sales of silicon metal decreased by $12.4 million from the prior quarter, while silicon-based alloys and manganese-based alloys increased by $18.7 million and $14.5 million, respectively, compared with the prior quarter.

Product Category Highlights

Silicon Metal

($,000)	Q1 2026	Q4 2025	% Q/Q	Q1 2025	% Y/Y
Shipments in metric tons:	30,533	32,634	(6.4)%	36,308	(15.9)%
Average selling price ($/MT):	2,754	2,957	(6.9)%	2,881	(4.4)%

Silicon Metal Revenue	84,088	96,499	(12.9)%	104,603	(19.6)%
Silicon Metal Adj.EBITDA	(2,275)	885	(357.1)%	(15,447)	(85.3)%
Silicon Metal Adj.EBITDA Margin	(2.7)%	0.9%		(14.8)%

Silicon metal revenue in the first quarter was $84.1 million, a decrease of 12.9% from the prior quarter. The average selling price decreased 6.9%, driven by lower pricing in the U.S. and Europe amid a more competitive market environment and cautious customer purchasing in key end-markets, particularly in Europe, partially offset by a slight increase in South Africa. Shipments decreased 6.4%, primarily reflecting lower volumes in EMEA, partially offset by higher volumes in the U.S. Adjusted EBITDA decreased to $(2.3) million in the first quarter, compared with $0.9 million in the prior quarter, reflecting lower realized pricing and shipments, partially offset by strong cost performance in Canada. Adjusted EBITDA margin decreased to (2.7%) in the first quarter from 0.9% in the prior quarter.

Silicon-Based Alloys

($,000)	Q1 2026	Q4 2025	% Q/Q	Q1 2025	% Y/Y
Shipments in metric tons:	60,674	51,279	18.3%	42,864	41.6%
Average selling price ($/MT):	2,016	2,020	(0.2)%	2,120	(4.9)%

Silicon-based Alloys Revenue	122,319	103,584	18.1%	90,872	34.6%
Silicon-based Alloys Adj.EBITDA	6,850	15,503	(55.8)%	2,414	183.8%
Silicon-based Alloys Adj.EBITDA Margin	5.6%	15.0%		2.7%

Silicon-based alloy revenue in the first quarter was $122.3 million, an increase of 18.1% from the prior quarter. The average selling price was stable, as higher realizations in Europe were largely offset by softer pricing in the U.S. and South Africa, where market conditions remained competitive. Shipments increased 18.3%, reflecting a broad-based improvement across regions, with the most significant increase in the U.S., supported by improved demand and customer restocking in steel and foundry applications. Adjusted EBITDA decreased to $6.8 million in the first quarter of 2026, down from $15.5 million in the prior quarter, primarily reflecting higher production costs, which more than offset the benefit from higher volumes. Adjusted EBITDA margin decreased to 5.6% in the first quarter, compared with 15.0% in the prior quarter.

Manganese-Based Alloys

($,000)	Q1 2026	Q4 2025	% Q/Q	Q1 2025	% Y/Y
Shipments in metric tons:	85,743	80,778	6.1%	67,229	27.5%
Average selling price ($/MT):	1,250	1,147	9.0%	1,108	12.8%

Manganese-based Alloys Revenue	107,179	92,652	15.7%	74,490	43.9%
Manganese-based Alloys Adj.EBITDA	10,014	8,681	15.4%	(5,574)	(279.7)%
Manganese-based Alloys Adj.EBITDA Margin	9.3%	9.4%		(7.5)%

Manganese-based alloy revenue in the first quarter was $107.2 million, an increase of 15.7% from the prior quarter. The average selling price increased 9.0%, driven by higher pricing in Europe, partially offset by a slight decrease in the U.S. Shipments increased 6.1%, reflecting solid volume growth in Europe as steel-related demand for domestic manganese alloys improved. Adjusted EBITDA increased to $10.0 million in the first quarter, compared with $8.7 million in the prior quarter, supported by higher volumes and prices, offset by higher manganese ore, energy, and transportation costs. Adjusted EBITDA margin was 9.3%, broadly in line with 9.4% in the prior quarter.

Raw materials and energy consumption for production

Raw materials and energy consumption for production decreased to 64.3% of sales in the first quarter of 2026, compared with 79.4% in the prior quarter. This improvement was primarily driven by the absence of the $40.2 million fair value loss related to long term energy contracts recognized in the fourth quarter of 2025, as well as the recognition of a positive fair value adjustment of $5.5 million in the first quarter of 2026. Improved production levels and better fixed cost absorption also contributed to the sequential improvement. Excluding the impact of power purchase agreements, raw materials and energy consumption represented 65.9% of revenue in the first quarter of 2026, compared with 67.2% in the prior quarter.

Net (Loss) Attributable to the Parent

In the first quarter of 2026, net loss attributable to the parent was $7.1 million, or $(0.04) per diluted share, compared to a net loss attributable to the parent of $81.0 million, or $(0.43) per diluted share, in the prior quarter. The quarter over quarter improvement was primarily driven by the absence of the $40.2 million negative fair value remeasurement impacts related to long-term energy contracts recorded in the fourth quarter, as well as the absence of an impairment charge of $17.7 million and additional depreciation of $12.6 million recognized in the prior quarter. Results in the first quarter of 2026 also benefited from improved operating leverage, partially offset by higher selling-related expenses associated with increased sales volumes. The Company reported adjusted diluted earnings per share of $(0.07) for the first quarter of 2026, compared with $(0.06) in the prior quarter.

Adjusted EBITDA

Adjusted EBITDA declined to $3.3 million in the first quarter of 2026, compared to $14.6 million for the prior quarter. The prior quarter benefited from a one time positive impact of approximately $12 million related to the modification of a lease liability agreement. During the first quarter of 2026, operating performance improved, supported by stronger volumes and continued cost efficiency initiatives, partially offset by higher selling and distribution costs.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q1 2026	Q4 2025	$	%	Q1 2025	$	Y/Y

Total Cash[1]	$96.4	$123.0	(26.6)	(21.6)%	$129.6	(33.2)	(25.6)%
Adjusted Gross Debt[2]	$151.0	$152.8	(1.8)	(1.2)%	$110.4	40.6	36.8%
Net (Debt) Cash	$(54.6)	$(29.8)	(24.8)	(83.3)%	$19.2	(73.8)	(384.5)%
Total Working Capital[3]	$431.2	$427.5	3.7	0.9%	$435.7	(4.5)	(1.0)%
(1)	Total cash is comprised of restricted cash and cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on our factoring program and the impact of leasing standard IFRS16
(3) Total working capital is comprised of inventories, trade receivables and other receivables minus trade and other payables

Total cash was $96.4 million as of March 31, 2026, a decrease of $26.6 million from $123.0 million as of December 31, 2025. Adjusted gross debt decreased by $1.8 million to $151.0 million, resulting in net debt of $54.6 million as of March 31, 2026. This represents an increase of $24.8 million from the prior quarter.

During the first quarter, cash flows used in operating activities were $5.6 million, and net cash used in investing activities was $17.1 million. Cash used in financing activities was $3.3 million as a result of lease payments of $3.9 million, dividend payments of $2.8 million, interest payments of $2.4 million, and the principal repayments of other financing liabilities of $0.7 million, partially offset proceeds from financing facilities in South Africa, France and Spain totaling $3.4 million, net cash proceeds from the sale of short-term commercial paper totaling $3.1 million.

Total working capital was $431.2 million as of March 31, 2026, an increase of $3.7 million from $427.5 million at the end of the prior quarter. The increase in our working capital balance during the quarter was primarily driven by increases of

$28.1 million in inventories, $20.9 million in trade receivables, and $16.8 million in other receivables, partially offset by a $62.1 million increase in trade and other payables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We delivered solid sales in the first quarter, with revenue increasing almost 6%, driven by higher volumes in our silicon-based alloy and manganese-based alloy segments.  However, lower silicon metal prices and margin compression in silicon-based alloys impacted profitability, resulting in adjusted EBITDA of $3.3 million, compared with $14.6 million in the fourth quarter. The conflict in Iran created a challenging operating environment during the quarter, with higher transportation, logistics, and raw material costs, primarily manganese ore and coal, without a corresponding improvement in our realized prices. While these pressures affected adjusted EBITDA and resulted in negative free cash flow, we maintained disciplined capital expenditure management. Importantly, we ended the quarter with a solid liquidity position, including $96.4 million of total cash and a manageable net debt level of $54.6 million.”

Capital Returns

During the first quarter, Ferroglobe repurchased 5,140 shares at an average price of $3.90 per share and paid a quarterly cash dividend of $ 0.015 per share on March 30, 2026. Our next cash dividend of $0.015 per share will be paid on June 29, 2026, to shareholders of record as of June 22, 2026.

Conference Call

Ferroglobe invites all interested persons to participate on our conference call at 8:30 AM, Eastern Time on May 6, 2026. The call may also be accessed via an audio webcast.

To join via phone:

Conference call participants should pre-register using this link:

https://register-conf.media-server.com/register/BIa208b4cf9feb40e1baae1852662f7210

Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:

A simultaneous audio webcast and replay will be accessible here:

https://edge.media-server.com/mmc/p/sfxcprpy

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”,“forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-IFRS financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital, adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash/(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Sales	$347,745	$329,382	$307,179
Raw materials and energy consumption for production	(223,488)	(261,564)	(238,341)
Other operating income	20,492	16,450	9,072
Staff costs	(64,140)	(62,542)	(70,450)
Other operating expense	(71,765)	(59,367)	(47,290)
Depreciation and amortization	(16,601)	(29,177)	(17,520)
Impairment (loss) gain	—	(17,743)	268
Other gain	42	48	1,405
Operating (loss)	(7,715)	(84,513)	(55,677)
Finance income	708	801	873
Finance costs	(5,922)	(7,365)	(4,555)
Exchange differences	1,783	2,132	(6,914)
(Loss) before tax	(11,146)	(88,945)	(66,273)
Income tax benefit / (expense)	4,010	2,936	(625)
Total (loss) for the period	(7,136)	(86,009)	(66,898)

(Loss) attributable to the parent	$(7,053)	$(80,953)	$(66,482)
(Loss) attributable to non-controlling interest	(83)	(5,056)	(416)

EBITDA	$10,669	$(53,204)	$(45,071)
Adjusted EBITDA	$3,347	$14,590	$(26,803)

Weighted average number of shares outstanding
Basic and diluted	188,286	188,291	187,008

(Loss) per ordinary share
Basic and diluted	$(0.04)	$(0.43)	$(0.36)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of March 31,	As of December 31,	As of March 31,
	2026	2025	2025
ASSETS
Non-current assets
Goodwill	$12,472	$12,472	$14,219
Intangible assets	198,323	132,682	178,583
Property, plant and equipment	480,827	486,678	495,285
Other financial assets	46,054	26,717	25,375
Deferred tax assets	—	—	7,997
Receivables from related parties	1,725	1,763	1,622
Other non-current assets	21,516	21,436	23,019
Total non-current assets	760,917	681,748	746,100
Current assets
Inventories	334,265	306,160	314,843
Trade receivables	212,387	191,536	200,526
Other receivables	91,534	74,665	96,308
Current income tax assets	4,922	5,564	5,191
Other financial assets	4	11,104	8,564
Other current assets	20,671	21,716	39,385
Restricted cash and cash equivalents	164	175	300
Cash and cash equivalents	96,228	122,812	129,281
Total current assets	760,175	733,732	794,398
Total assets	$1,521,092	$1,415,480	$1,540,498

EQUITY AND LIABILITIES
Equity	$670,460	$692,257	$780,568
Non-current liabilities
Deferred income	75,478	26,394	71,764
Provisions	32,081	30,487	26,390
Provision for pensions	28,752	28,903	28,383
Bank borrowings	59,327	60,136	32,299
Lease liabilities	55,523	57,429	59,766
Other financial liabilities	21,022	22,035	24,957
Derivate financial liabilities	37,917	45,198	4,530
Other non-current liabilities	297	345	14,279
Deferred tax liabilities	8,202	11,005	18,834
Total non-current liabilities	318,599	281,932	281,202
Current liabilities
Provisions	107,200	87,308	91,416
Provision for pensions	183	186	168
Bank borrowings	83,230	79,876	56,214
Lease liabilities	12,482	12,254	12,572
Debt instruments	29,430	26,014	14,311
Other financial liabilities	11,358	11,408	24,763
Derivate financial liabilities	—	—	2,405
Payables to related parties	2,726	2,577	3,074
Trade and other payables	206,997	144,853	176,017
Current income tax liabilities	889	970	10,337
Other current liabilities	77,538	75,845	87,451
Total current liabilities	532,033	441,291	478,728
Total equity and liabilities	$1,521,092	$1,415,480	$1,540,498

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Cash flows from operating activities:
(Loss) for the period	$(7,136)	$(86,009)	$(66,898)
Adjustments to reconcile net (loss) to net cash (used) provided by operating activities:
Income tax (benefit)/expense	(4,010)	(2,936)	625
Depreciation and amortization	16,601	29,177	17,520
Finance income	(708)	(801)	(873)
Finance costs	5,922	7,365	4,555
Exchange differences	(1,783)	(2,132)	6,914
Impairment loss (gain)	—	17,743	(268)
Share-based compensation	947	(92)	1,296
Other (gain)	(42)	(48)	(1,405)
Write downs of inventories to net realizable value	2,614	4,742	11,812
Change in fair value of derivatives not designed as hedging instruments	(5,539)	40,218	2,768
Changes in operating assets and liabilities
(Increase) decrease in inventories	(36,443)	59,903	28,357
(Increase) decrease in trade receivables	(24,100)	(7,015)	(7,206)
(Increase) decrease in other receivables	(18,322)	18,816	(9,573)
Decrease (increase) in energy receivable	1,259	(418)	25,165
Increase (decrease) in trade payables	65,455	(79,548)	13,186
Other changes in operating assets and liabilities	(13)	(4,727)	(7,043)
Income taxes (paid) refunded	(268)	1,477	440
Net cash (used in) / provided by operating activities:	(5,566)	(4,285)	19,372
Cash flows from investing activities:
Interest and finance income received	700	991	872
Payments due to investments:
Intangible assets	(522)	(377)	(557)
Property, plant and equipment	(10,335)	(13,845)	(13,750)
Other financial assets	(7,000)	—	(11,119)
Disposals:
Other non-current assets	72	131	1,559
Net cash used in investing activities	(17,085)	(13,100)	(22,995)
Cash flows from financing activities:
Dividends paid	(2,803)	(2,616)	(2,613)
Payment for debt and equity issuance costs	(217)	(99)	(95)
Repayment of debt instruments	(14,649)	(11,644)	(10,361)
Proceeds from debt issuance	18,007	14,800	14,380
Increase/(decrease) in bank borrowings:
Borrowings	124,162	154,871	106,033
Payments	(120,724)	(126,663)	(77,176)
Payments for lease liabilities	(3,889)	(6,505)	(3,098)
(Repayments of)/payments from other financing liabilities	(675)	(669)	(22,651)
Payments to acquire own shares	(20)	—	(2,703)
Interest paid	(2,471)	(2,882)	(4,531)
Net cash (used in) / provided by financing activities	(3,279)	18,593	(2,815)
Total net (decrease) increase in cash and cash equivalents	(25,930)	1,208	(6,438)
Beginning balance of cash and cash equivalents	122,987	121,477	133,271
Foreign exchange (losses) gains on cash and cash equivalents	(665)	302	2,748
Ending balance of cash and cash equivalents	$96,392	$122,987	$129,581
Restricted cash and cash equivalents	164	175	300
Cash and cash equivalents	96,228	122,812	129,281
Ending balance of cash and cash equivalents	$96,392	$122,987	$129,581

Adjusted EBITDA ($,000):

	Q1´26	Q4´25	Q1´25
(Loss) attributable to the parent	$(7,053)	$(80,953)	$(66,482)
(Loss) attributable to non-controlling interest	(83)	(5,056)	(416)
Income tax (benefit) expense	(4,010)	(2,936)	625
Finance income	(708)	(801)	(873)
Finance costs	5,922	7,365	4,555
Depreciation and amortization	16,601	29,177	17,520
EBITDA	10,669	(53,204)	(45,071)
Exchange differences	(1,783)	(2,132)	6,914
Impairment	—	29,710	(268)
New strategy implementation	—	—	682
PPA Energy	(5,539)	40,216	2,768
Fines Inventory Adjustment	—	—	8,172
Adjusted EBITDA	$3,347	$14,590	$(26,803)

Adjusted (loss) attributable to Ferroglobe ($,000):

	Q1´26	Q4´25	Q1´25
(Loss) attributable to the parent	$(7,053)	$(80,953)	$(66,482)
Tax rate adjustment	(1,224)	21,079	21,481
Impairment	—	18,286	(184)
New strategy implementation	—	—	467
PPA Energy	(4,154)	29,358	1,897
Fines Inventory Adjustment	—	—	5,600
Adjusted (loss) attributable to the parent	$(12,431)	$(12,230)	$(37,220)

Adjusted diluted (loss) per share:

	Q1´26	Q4´25	Q1´25
Diluted (loss) per ordinary share	$(0.04)	$(0.43)	$(0.36)
Tax rate adjustment	(0.01)	0.11	0.11
Impairment	—	0.10	(0.00)
New strategy implementation	—	—	0.00
PPA Energy	(0.02)	0.16	0.01
Fines Inventory Adjustment	—	—	0.03
Adjusted diluted (loss) per ordinary share	$(0.07)	$(0.06)	$(0.20)

NASDAQ: GSM First Quarter 2026 Results May 6, 2026 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," “should," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, the impacts of the Ukraine-Russia conflict; increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production; the outcomes of pending or potential litigation; operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected; the retention of certain key employees; the current and anticipated competitive landscape; our ability to adapt products and services to changes in technology or the marketplace; our ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; the availability of raw materials and transportation; costs associated with labor disputes and stoppages; our ability to maintain our liquidity and to generate sufficient cash to service indebtedness; the integration and development of prior and future acquisitions; the availability and cost of maintaining adequate levels of insurance; our ability to protect trade secrets, trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy; exchange rate fluctuations; changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws; compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation); risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets; risks associated with mining operations, metallurgical smelting and other manufacturing activities; our ability to manage price and operational risks including industrial accidents and natural disasters; our ability to acquire or renew permits and approvals; potential losses due to unanticipated cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect our operations; changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities; changes in general economic, business and political conditions, including changes in the financial markets; uncertainties and challenges surrounding the implementation and development of new technologies; risks related to potential cybersecurity breaches; risks related to our capital structure; risks related to our ordinary shares; our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses; our incorporation in the United Kingdom, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and our failure to maintain an effective system of internal control over financial reporting. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated May 5, 2026 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM FERROALLOYS DRIVING TOPLINE MOMENTUM, REINFORCED BY EUROPEAN SAFEGUARDS 3 • Trade measures drive ferroalloys volumes; EU Trade Commissioner commits to defending the silicon market • Actively pursuing potential restart of cost-competitive Venezuelan operations to access the U.S. market • Expertise in critical materials unlocks new growth opportunities as the U.S. and EU policy pivots toward domestically anchored supply chains • Co-led Coreshell Series B as 60-Amp pilot plant launches; agreed to multi-year silicon metal supply agreement Key Highlights

NASDAQ: GSM 329.4 347.7 Q4 25 Q1 26 (18.5) (16.4) Q4 25 Q1 26 14.6 3.3 Q4 25 Q1 26 Q1 TOPLINE DRIVEN BY STRONG FERROALLOYS VOLUMES 4 Shipments (I) (kt) Quarterly revenues ($´m) Quarterly Adj. EBITDA ($´m) Free cash flow ($´m) 164.7 177.0 Q4 25 Q1 26 $2.1 $(11.2) 12.3 (I) Excludes by-products and other products Note: numbers may not add due to rounding $18.4

NASDAQ: GSM SILICON METAL UPDATE 62,872 56,910 49,797 36,308 44,610 33,561 32,634 30,533 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 CRU SiMe index spot pricing trends (I) ($/mt) SiMe shipment trends Q/Q by region SiMe volume trends (mt) Outlook Other 98% Total 6% N. America 15% Europe 23% 5 • EU silicon demand remains subdued and pricing impaired by predatory imports from China and Angola • U.S. sales grew moderately in Q1 • Expect the U.S. region to outperform in the second half of 2026 (I) Calculated using average monthly prices 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 USA EU

NASDAQ: GSM SILICON BASED ALLOYS UPDATE 46,953 45,489 39,417 42,864 53,048 42,968 51,279 60,674 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 CRU FeSi index spot pricing trends (I) ($/mt) Si-based alloys shipment trends Q/Q by region Si-based alloys volume trends (mt) Outlook Other 4% Total 18% N. America 21% Europe 20% 6 • Silicon based alloy volumes highest since Q2 2021 • Converted 3 silicon furnaces to ferrosilicon to take advantage of flexible global footprint • EU FeSi index prices up 9% since pre-safeguards, U.S. indexes up 2% YTD • Expect solid volumes for the rest of the year (I) Calculated using average monthly prices 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 USA EU

NASDAQ: GSM • Q1 volumes up 6% due to safeguards, partially offset by logistics issues from the Iran war • Index prices rose 18% since pre-safeguards • Expect strong shipments for rest of 2026; enhanced EU steel safeguard anticipated for the second half of 2026 MANGANESE BASED ALLOYS UPDATE 81,464 64,495 67,712 67,229 88,188 69,552 80,778 85,743 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 CRU EU Mn index spot pricing trends (I) ($/mt) Mn-based alloys shipment trends Q/Q by region Mn-based alloys volume trends (mt) Outlook Other 457% Total 6% N. America 22% Europe 6% 7 (I) Calculated using average monthly prices 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 HC FeMn SiMn

NASDAQ: GSM FINANCE UPDATE

NASDAQ: GSM PRICING IMPROVEMENT LAGGED COST INCREASES 9 (in USD million, except EPS) Q1 2026 Q4 2025 Sales $347.7 $329.4 Raw materials & energy for prod. $(229.0)* $(221.3)* Raw materials / sales % 65.9%* 67.2%* Adj. EBITDA $3.3 $14.6 Adj. EBITDA margin % 1.0% 4.4% Adj. diluted EPS $(0.07) $(0.06) Adjusted EBITDA bridge ($´m) * Excluding $(5.5) million Q1 2026 and $40.2 million Q4 2025 impact of power purchase agreements 14.6 2.8 3.7 (16.7) (1.2) 3.3 Q4 25 Volume Price Cost HQ & Others Q1 26

NASDAQ: GSM Revenue decreased 13% to $84 million driven by: • a 6% decrease in shipments primarily due to 23% decline in Europe, partially offset by a 13% increase in North America; • average selling price declined 7% versus the fourth quarter Costs improved due to strong performance in Canada and the restart of certain operations in Europe SILICON METAL ADJUSTED EBITDA BRIDGE Q1-26 VS. Q4-25 ($m) 10 0.9 1.2 (7.0) 2.6 (2.3) Q4 25 Volume Price Cost Q1 26

NASDAQ: GSM Revenue improved 18% to $122 million driven by: • 18% increase in shipments across all regions; • average selling price was flat Costs increased due to higher energy prices and raw material costs in Spain and the U.S., and higher production costs in Spain SILICON BASED ALLOYS ADJUSTED EBITDA BRIDGE Q1-26 VS. Q4-25 ($m) 11 15.5 1.9 0.3 (10.9) 6.8 Q4 25 Volume Price Cost Q1 26

NASDAQ: GSM Revenue increased 16% to $107 million driven by: • 6% increase in shipments • a 9% increase in average selling price due to strengthening EU prices Costs negatively impacted by elevated manganese ore prices and increased energy and transportation costs MANGANESE BASED ADJUSTED EBITDA BRIDGE Q1-26 VS. Q4-25 ($m) 12 8.7 0.5 8.5 (7.8) 10.0 Q4 25 Volume Price Cost Q1 26

NASDAQ: GSM CASH FLOW IMPACTED BY WORKING CAPITAL 13 Cash flow summary ($´M) Changes in working capital Free cash flow (I) CAPEX Taxes & others Cash from operations Q1 26 $10.7 $(13.4) $(3.6) $(5.6) $(16.4) $(10.9) EBITDA Energy rebate $0.7 • Investment in working capital consumed $(13.4) million of CFO, driven by increased volumes • CAPEX decreased by $3.3 million to $10.9 million • Free cash flow $(16.4) million in the first quarter Q4 25 FCF impacted by WC build-up as Ferroalloys volumes increase (I) Free cash flow is calculated as cash from operations less capital expenditures Note: numbers may not add due to rounding $(53.2) $(7.8) $49.8 $(4.3) $(18.5) $(14.2) $7.0

NASDAQ: GSM INCREASED QUARTERLY DIVIDEND BY 7% 14 Total distributions BALANCED CAPITAL ALLOCATION Cash CAPEX Buybacks $20k in Q1-26; Total $7.1m Dividend Increased 7% $2.8m in Q1-26 Coreshell $7m in Q1-26; Total $17m Disciplined CAPEX $10.9m in Q1-26 29.8 54.6 Q4 25 Q1 26 Net debt evolution ($´m) Adjusted gross debt ($´m) 152.8 151.0 Q4 25 Q1 25 $(1.8)m Strategic investments Note: numbers may not add due to rounding $24.8m

NASDAQ: GSM Key Takeaways Iran-related disruptions pressuring logistics, transportation & raw materials costs in Q2 2026 Market conditions expected to improve in H2 2026, supported by enhanced European steel safeguards, CBAM, and sustained U.S. steel and aluminum growth 15 Strong ferroalloy volumes driven by trade measures, expect silicon metal protection in the EU Critical material diversification and a cost-competitive Venezuelan assets provide additional growth opportunities

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM ADJUSTED EBITDA RECONCILIATION 18 ($ in millions) Q1 26 Q4 25 EBITDA 10.7 (53.2) Exchange differences1 (1.8) (2.1) Impairment (gain) loss — 29.7 Restructuring and termination costs — — New strategy implementation — — Subactivity — — PPA Energy2 (5.5) 40.2 Fines inventory adjustment3 — — Adjusted EBITDA4 3.3 14.6 (1) Exchange differences refer to gains or losses arising from fluctuations in exchange rates when transactions are conducted in a currency other than the entity’s functional currency (2) PPA Energy refers to the fair value of energy generated under a Power Purchase Agreement (3) Fines inventory adjustment relates to related NRV impact due to cost harmonization (4) May not add due to rounding

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 19 Adjusted EBITDA Quarterly Sales $ millions Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Silicon Metal 204 194 161 105 130 99 96 84 Silicon Alloys 105 102 85 91 112 92 104 122 Mn Alloys 98 90 78 74 106 84 93 107 Other Business 44 49 43 37 39 37 36 34 Total Revenue 451 434 368 307 387 312 329 348 58 60 10 -27 22 18 15 3 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com